Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.                                      Date of Material Change

June 29, 2015

3.                                      News Release

The news release attached as Schedule “A” hereto was disseminated on June 29, 2015 through Canada Newswire.

4.                                      Summary of Material Change

Ballard Power Systems Inc. (“Ballard”) has entered into a definitive agreement with Protonex Technology Corporation (“Protonex”) under which Ballard will acquire all of the outstanding shares of Protonex, through a plan of merger, for consideration of $30 million, to be paid through the assumption of debt and the issuance of approximately 11,214,912 Ballard common shares.

Completion of the acquisition is subject to customary conditions, including regulatory approval and the approval of a majority of Protonex’s shareholders.  Closing is expected to occur in the third calendar quarter of 2015.

5.                                      Full Description of Material Change

On June 29, 2015, Ballard entered into an agreement (the “Merger Agreement”) with Protonex providing for the merger under Delaware law between Protonex and a special purpose subsidiary of Ballard (the “Merger”).  Pursuant to the Merger, Protonex will become a wholly-owned subsidiary of Ballard.  As consideration for the transaction, valued at $30 million, Ballard is assuming and paying Protonex’s debt obligations, including transaction costs, at closing (currently estimated to be $4.43 million) and paying the balance of the $30 million to Protonex shareholders through the issuance of approximately 11,214,912 million Ballard shares.  The number of Ballard shares to be issued is subject to adjustment based on Protonex’s actual debt obligations and transaction costs at closing and the number of Protonex shares outstanding at closing.

The Board of Directors of Protonex has unanimously determined that the Merger is advisable and in the best interests of Protonex and its shareholders.

The Merger must be approved by the holders of at least a majority of the outstanding shares of Protonex.  Ballard has entered into irrevocable support and voting agreements (“Support Agreements”) with each of the directors and executive officers of Protonex, as well as certain major Protonex stockholders, which persons collectively hold 56% of the outstanding shares of Protonex, under which such persons have agreed to vote in favor of the Merger.

In addition to the approval of the Protonex shareholders described above, completion of the Merger is subject to customary conditions including:

(a)         the expiry of waiting periods or approvals from the Directorate of Defense Trade Controls of the U.S. State Department and under any applicable foreign investment, anti-trust, competition or merger control laws;

(b)         the listing of the Ballard shares to be issued by Ballard to the Protonex shareholders on the NASDAQ and the TSX and the completion, filing and approval by the U.S. Securities and Exchange Commission of a Form F-4 permitting the distribution to the Protonex shareholders of the Ballard common shares; and

(c)          the holders of not more than 5% of the outstanding shares of Protonex dissenting from the transaction.

Pending completion of the Merger, Protonex has agreed to carry on business in the ordinary course, to seek all required consents and approvals to complete the Merger and to not solicit alternative transactions.  If the Board of Directors of Protonex determines that its failure to consider an unsolicited alternative transaction to the Merger would be a breach of its fiduciary duties, then, subject to a matching right in Ballard’s favour and payment to Ballard of a break fee of $1.5 million plus Ballard’s fees and expenses, the Board of Directors of Protonex may terminate the Merger Agreement and abandon the Merger.

Upon completion of the Merger, those shareholders of Protonex who have entered into Support Agreements have agreed to restrictions on their ability to dispose of the Ballard common shares received by them, such that they cannot sell, transfer or otherwise dispose of any of the Ballard common shares they receive under the Merger for a period of 6 months following completion of the Merger and can only sell one-half of the Ballard common shares they receive under the Merger in the following 6 months period, with all such restrictions terminating 12 months following completion of the Merger.

The Merger constitutes a proposed significant acquisition by Ballard for the purposes of applicable Canadian securities laws.  Further details of the process to implement the Merger can be found in the Merger Agreement, a copy of which has been filed by Ballard with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.  Protonex has developed several products designed for end-users in military, commercial and consumer markets that are currently underserved by batteries and small generators.  Products are also being developed for OEM customers looking to integrate high-performance fuel cell power into their products and applications.

Founded in 2000, Protonex is located in Southborough, Massachusetts and has 53 employees, as well as technical expertise and an expanding intellectual property portfolio of approximately 100 patents granted and pending that covers power management solutions, PEM, SOFC and fuel reformer technologies.  It has contracts with the US military and government agencies, and has established formal strategic partnerships with Parker Hannifin, Northrop Grumman, Cummins and Raytheon.  Protonex is well

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positioned to deliver high-performance, low-cost products to military, commercial and consumer customers.

After completion of the Merger, Ballard expects to continue to operate Protonex in a manner consistent with historical practice.  While Ballard will oversee Protonex’s operations and consolidate its results, Ballard has no plans to change Protonex’s management team or operations.

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com

9.                                      Date of Report

June 29, 2015.

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Schedule A

Please see attached.

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Announces Acquisition of Protonex

·      Transaction to deliver benefits in key areas — diversification, growth, scale and profitability

For Immediate Release — June 29, 2015

VANCOUVER, BC, CANADA and SOUTHBOROUGH, MA, USA — Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a definitive agreement to acquire Protonex Technology Corporation (“Protonex”; www.protonex.com), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, valued at $30 million, Ballard is assuming and paying Protonex’s debt obligations at closing, currently estimated at approximately $4.4 million, and paying the balance of approximately $25.6 million through the issuance of 11.2 million Ballard shares. The number of Ballard shares to be issued is subject to adjustment based on the final debt obligations at closing.

Founded in 2000, Protonex is a private company headquartered in Southborough, Massachusetts and currently has 53 employees and approximately 85 patents issued and pending in power management solutions, proton exchange membrane (PEM) fuel cells, solid oxide fuel cells (SOFC), and fuel reformer technology which generate clean energy from readily available fuels such as propane, natural gas or diesel. In its last fiscal year ending September 30, 2014 Protonex generated revenue of $13.8 million with 40% gross margin and positive Adjusted EBITDA.

“We continue to evolve Ballard’s business model, including our recent implementation of a customer-centric sales and marketing strategy built on Power Products and Technology Solutions growth platforms,” said Randy MacEwen, Ballard President and CEO. “The acquisition of Protonex represents a complementary addition to our Power Products platform by delivering strategic benefits in four key areas — diversification, growth, scale and profitability.”

Expected benefits of the transaction include:

1)    Diversification — The deal adds power management capabilities along with small-scale portable products to Ballard’s already extensive Power Products portfolio. Power management capability will enable Ballard to seamlessly link fuel cell, solar and storage technologies to deliver clean energy simply and efficiently. The transaction also provides exposure to military applications for power management products, as well as the opportunity to penetrate this vertical with fuel cell products in the longer-term.

2)    Growth — The deal will enhance Ballard’s overall growth profile as Protonex has enjoyed a compound annual growth rate in revenue of approximately 22% since 2011 and is forecasting further significant growth in 2015 and 2016.

3)    Scale — Ballard’s consolidated revenue will show a significant top line improvement following the transaction.

4)    Profitability — Protonex generates high margin revenue that will positively impact not only Ballard’s top line but the bottom line as well, moving the Company more rapidly toward positive earnings.

Dr. Paul Osenar, co-founder, President and CEO of Protonex, added, “We are excited to join Ballard at this time of rapid growth in the clean energy industry. From the Protonex perspective, Ballard’s strong brand, talented team and international sales capability position us to rapidly grow our business on Ballard’s global platform.”

Ballard expects the Protonex employee base and leadership team to remain intact, including Dr. Osenar, who is expected to continue in his current leadership role as President of Protonex.

The transaction is expected to close in the third quarter of 2015, subject to Protonex shareholder approval, regulatory approvals and customary closing conditions. The transaction requires approval of shareholders holding more than 50% of the Protonex shares. Ballard has entered into support and voting agreements with each of the directors and executive officers of Protonex, as well as certain major shareholders of Protonex, who collectively hold more than 50% of the currently outstanding shares of Protonex, under which those holders have irrevocably agreed to vote in favor of the transaction.

Cowen and Company is acting as financial advisor to Ballard. KPMG is acting as financial advisor to Protonex.

It should be noted that EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

About Protonex Technology Corporation

Protonex Technology Corporation has deployed thousands of portable power solutions to the U.S. Army, U.S. Navy, U.S. Marine Corp, U.S. Air Force, U.S. Special Operations Command and U.S. National Guard, as well as to commercial and government-funded institutions, such as the Ocean Observatories Initiative. The only company to commercialize both PEM and SOFC fuel cell technologies, and with in-house research, design, test and manufacturing capabilities, Protonex has the unique capability and flexibility to go rapidly from concept, to design, to field testing, to deployment. Innovators in fuel cell design, and the inventors of the modern Intelligent Power Manager, Protonex continues to provide solutions to power problems for the military, scientific and commercial communities. For more information about Protonex power managers, chargers and fuel cells, please visit www.protonex.com.

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including statements regarding the completion of the transaction, the expected benefits arising from completion of the transaction, the future growth of Protonex after completion of the transaction, the continued availability of Protonex personnel following completion of the transaction, and Ballard’s anticipated revenue for the second quarter 2015. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events and results to differ materially from those described in such forwarding-looking statements include: risks related to the completion of the transaction, such as obtaining all required shareholder, regulatory and other approvals and the satisfaction of the conditions to completion of the transaction; and risks relating to Ballard’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operation of Ballard and Protonex’s respective businesses, the cost of integration exceeding that projected by Ballard and the integration failing to achieve the expected benefits of the transaction; and with respect to the anticipated revenue for the second quarter 2015, risks include failure to execute expected product shipments for the balance of the quarter.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, Ballard intends to file a registration statement on Form F-4 with the Securities and Exchange Commission that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS OF PROTONEX ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Ballard with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Ballard’s website at www.ballard.com, or requested from Ballard by mail at 9000 Glenlyon Parkway, Burnaby, British Columba V5J 5J8.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Protonex. However, Ballard and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Protonex stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Ballard may be found in its Form 40-F for the fiscal period ended December 31, 2014, which was filed with the SEC on February 27, 2015. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com